September 9, 2005

Michael J. Skellern
Chief Executive Officer and President
Universal Guardian Holdings, Inc.
4695 MacArthur Court, Suite 300
Newport Beach, CA 92660

> **Re: Universal Guardian Holdings, Inc.**
> **Preliminary Proxy Materials on Schedule 14A**
> **File No. 0-24755**
> **Filed September 2, 2005**

Dear Mr. Skellern:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   We note that you refer to various portions of your 10-KSB to satisfy your obligations under Item 7 of Schedule 14A. Note D to Schedule 14A only permits information to be incorporated by reference in the manner and to the extent specifically permitted by the schedule, and Item 7 does not provide for incorporation by reference. Please revise accordingly and include the required information.

2.   We note that one of the purposes of your annual meeting is to amend your certificate of incorporation to increase your authorized number of common shares to 100,000,000 in connection with an impending acquisition. Please expand your disclosure to provide information relating to the acquisition, including information required by Items 11, 13 and 14 of Schedule 14A. Refer to Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Jennifer Gowetski at (202) 551-3401, or the undersigned at (202) 551-3780.

Sincerely,

Elaine Wolff
Branch Chief

cc: John Woodbury, Esq. (*via facsimilie*)